SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16

Of The Securities Exchange Act Of 1934

For the month of March, 2017

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Minutes of Extraordinary General Shareholders’ Meeting held on March 23, 2017

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (03/2017)

Date, time andlocation:

March 23, 2017, at 02:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, n. 1,343 – 9th floor, in the City and State of São Paulo.

Attendance:

Members of the Board of Directors undersigned, including participation by conference call.

Decisions:

After analyzing and discussing, the members of the Board of Directors unanimously resolved:

1. To approve, pursuant article 28, item “p” of the Company´s Bylaws, the 5th (fifth) issuance, by Ipiranga Produtos de Petróleo S.A. (“Ipiranga”), wholly-owned subsidiary of the Company, of simple debentures, non convertible into shares, unsecured, with personal guarantee, in 02 (two) series (“First Series” and “Second Series” and, together, “Series” for private placement to Eco Consult – Consultoria de Operações Financeiras Agropecuárias Ltda. (“Initial Debentureholder”, “Issuance” and “Debentures”, respectively), with the following characteristics and main conditions, that will be detailed and regulated in the scope of the Indenture:

(a)	Total Amount of the Issuance: The total issuance amount is up toR$ 1,012,500,000.00 (one billion, twelve million and five hundred thousand Reais), on the Issuance date, and the

(Minutes of the Board of Directors’ Meeting of Ultrapar Participações S.A.,

March 23, 2017)

amount may be reduced if there is no demand by the Initial Debenture holder for the total amount of the Issuance, in accordance with the procedures to be established in the Indenture;

(b)	Quantity of Series: The Issuance will be divided into two Series, and the total amount of the Issuance will be allocated among the Series according to the demand of the Initial Debenture based on the demand of the investors by the CRA of the respective series of the CRA to which the Debentures will be linked, as provided in item “c” below.

(c)	Binding to the Issuance of CRA: After the acquisitions by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. (“Securitization Company”), under the purchase agreement to be entered into between the parties, the First and Second Series Debentures shall be bound, respectively, to the 114th (one hundred and fourteenth) and the 115th (one hundred and fifteenth) series of the first issuance of receivable certificates of the agribusiness of the Securitization Company, in the scope of securitization of credits of the agribusiness, as provided by Law No. 11,076, of December 30, 2004, as amended, of Law n.º 9.514, of November 20, 1997, as amended, and in terms of the “Securitization Term of Credit Rights of Agribusiness for the issuance of Real Estate Receivable of Agribusiness of the 114th and 115th Series of the 1st Issuance of Eco Securitizadora de Direitos Creditórios do Agronegócio S.A.” (“CRA”), which will be subject to public distribution in accordance with CVM Instruction No. 400 of December 29, 2003, as amended, of CVM Instruction 414 of December 30, 2004, as amended;

(d)	Adjustment of the Unit Par Value: The Unit par Value of the Debentures of First Series will not be subject to monetary adjustment. The Unit Par Value of the Second-Series Debentures shall be adjusted, as from the date of payment of the Second-Series Debenture, by the IPCA index, as per calculation to be described in the Indenture.

(Minutes of the Board of Directors’ Meeting of Ultrapar Participações S.A.,

March 23, 2017)

(e)	Amortization of the Debentures: The Unit Par Value of the Debentures will be fully redeemed by Ipiranga, in a single tranche at the final maturity date, except in case of early maturity, redemption offer, optional or mandatory early redemption of the Debentures, pursuant to the indenture of the Issuance.

(f)	Effective Term of the Debentures: The effectiveness of the First Series will be 5 (five) years from the Issuance date and of the Second Series will be 7 (seven) years from the Issuance, except for the events of early maturity, redemption offer, early optional or mandatory redemption of Debentures, pursuant to the Indenture.

(g)	Compensation of the Debentures: As of the payment, the Debentures of First Series will be entitled to compensatory interest, levied on the Unit Par Value of the Debentures of First Series, equivalent to ninety seven point fifty percent (97.50%) of the average Interbank Deposit (DI) rate. As from the payment date of the Second-Series Debentures, the Second-Series Debentures are entitled to compensatory interest, levying on the Restated Unit Par Value of the Second-Series Debentures, corresponding to a percentage of the IPCA Treasury’s internal return rate + half-annual interest, with maturity in 2024, exponentially reduced by zero point ten (0.10) percent compensation per annum. The compensation shall be reduced until the final compensation rate of relevant CRA before the payment of the Debentures, without the need for new corporate approval by Ipiranga and/or by the Company;

(h)	Payment of the compensation of the Debentures: The amounts related to the compensation of the First-Series Debentures shall be paid half-annually, and the amounts related to the Second-Series Debentures compensation shall be paid annually;

(Minutes of the Board of Directors’ Meeting of Ultrapar Participações S.A.,

March 23, 2017)

(i)	Default Charges: Without prejudice of the compensation, upon payment delay by Ipiranga of any amount due according to the terms and conditions to be provided in the Indenture, the overdue and unpaid debts shall be increased by interest on arrears of 1% (one percent) per month, calculated pro rata temporis, from the date of default to the effective payment date, as well as a non-compensatory fine of 2% (two percent) on the amount due, regardless of any warning, notice, notification or judicial or extrajudicial notifications (“Default Charges”).

(j)	Other characteristics: will be defined in the Indenture.

2. Authorize the provision of guarantee, by the Company, in relation to the main and ancillary obligations, including, but not limited to, compensation and default charges, to be undertaken by Ipiranga under the Issuance (“Guarantee”), which shall be valid in all its terms until the full payment of the Secured Obligations (under the Indenture). The Guarantee shall be irrevocably and irreversibly provided, and the Company undertakes the condition of guarantor and main payer, jointly and severally liable with Ipiranga, for the full payment on time of the total debt amount represented by the Debentures, plus the relevant compensation and applicable Default Charges, as well as the other pecuniary obligations provided in the Indenture. The Guarantee shall be executed and requested by the holder of the Debentures, on a judicial or extrajudicial bases, whenever necessary to ensure the full settlement of the Secured Obligations.

3. The Board of Directors decided to authorize the Company’s Executive Board to take any measures necessary to the implementation of

(Minutes of the Board of Directors’ Meeting of Ultrapar Participações S.A.,

March 23, 2017)

the Issuance of the Debentures and provision of Guarantee, including, but not limited to the Private Instrument of Deed of the 5th (fifth) Issuance of Simple Debentures, non Convertible into Shares, Unsecured, with Personal Guarantee, in 2 (two) Series, for Private Placement, of Ipiranga Produtos de Petróleo S.A”, to negotiate the Guarantee’s terms, including regarding the waivers of certain legal rights of the Company, set forth in the draft of the indenture filed with the CVM on February 23, 2017, practice all acts that are necessary or convenient to the Issuance and to CRA, in order to grant guarantees and other ancillary acts that are necessary to the transaction, such as hedging, hiring of service provider for the Issuance.

4. Authorize the Company´s Board of Executive Officers to practice all acts and formalities necessary to perform the resolutions herein included, and it may execute the Indenture, amendments and establish other terms and conditions of the transaction.

5. Ratify all acts already practiced related to the resolutions above.

As there were no further matters to be discussed, the meeting was closed, and the minutes of this meeting were written, read, approved and executed by the attending members of the Board of Directors: aa) Paulo Guilherme Aguiar Cunha – President; Lucio de Castro Andrade Filho – Vice-President; Alexandre Gonçalves Silva; Carlos Tadeu da Costa Fraga; Jorge Marques de Toledo Camargo; José Maurício Pereira Coelho; Nildemar Secches; Olavo Egydio Monteiro de Carvalho; Pedro Wongtschowski.

I certify that this is a true copy of the minutes entered in the minutes register.

Lucio de Castro Andrade Filho

Vice-President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2017

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias

Name:	Andre Pires de Oliveira Dias

Title:	Chief Financial and Investor Relations Officer

(Minutes of Extraordinary General Shareholders’ Meeting held on March 23, 2017)